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                                                                 [PRIMACOM LOGO]

CONTACTS:   Paul Thomason
            Chief Financial Officer
            Tel.: 49 6131 / 9310-101

For Immediate Release
            Alexander Hoffmann (Investors)
            Executive Vice President, Investor Relations
            Tel.: 49 6131 / 9310-150
            Fax: 49 6131 / 9310-189
            investor@primacom.de
            Company Web Site: www.primacom.de

            Morgen-Walke Associates
            Investors: Eric Boyriven
            Media: Brian Maddox
            Tel.: 001 212 850-5600


                   PRIMACOM REPORTS 2001 FIRST QUARTER RESULTS

MAINZ, GERMANY, May 31, 2001 - PrimaCom AG (Neuer Markt Frankfurt, "PRC"/ID
No. 625910; Nasdaq: PCAG) today reported its results for the first quarter ended March 31, 2001.

PrimaCom and Subsidiaries First Quarter 2001 As Reported The Company's first quarter results reflect the inclusion of the Multikabel acquisition as of October 1, 2000.

Revenues for the 2001 first quarter were E38.9 million, a 43.6% increase over revenues of E27.1 million in the first quarter of 2000. The increased revenues primarily reflect the contributions of the acquisition of Multikabel in the Netherlands and acquisitions in Germany subsequent to the first quarter of 2000, rate increases for basic analog cable television services, and the continued growth of high-speed Internet access and digital television services in Germany and the Netherlands.

For the first quarter of 2001, Adjusted EBITDA (earnings before extraordinary items, discontinued operations, minority interests, net interest expense, taxes, depreciation, amortization, non-cash compensation expense and non-operating expenses less non-operating income) amounted to E17.2 million compared with E12.6 million in the year ago period, primarily as the result of the Multikabel and German acquisitions.

The net loss for the period was E27.7 million, or E1.40 per basic and diluted share, versus a net loss of E7.6 million, or E0.38 per basic and diluted share, a year ago. The net loss for the quarter includes E26.6 million of depreciation and amortization, the cumulative effect of the change in

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accounting principle of E1.0 million, and the non cash compensation expense related to the stock-option plans of the Company of E843,000.

Analog Cable Television

In the first quarter of 2001, Analog CATV subscribers reached 1,304,881, an increase of approximately 41% over analog CATV subscribers of 925,768 in the first quarter last year. The purchase of Multikabel and acquisitions in Germany accounted for most of the growth.

Revenue from analog cable television was E36.2 million, an increase of 35.4% from revenues of E26.7 million in the first quarter of 2000. The acquired cable television subscribers and rate increases accounted for the growth.

Broadband Products and Services

As of March 31, 2001, PrimaCom had approximately 418,000 fully upgraded and ready for service homes, compared with 44,000 at the same time a year ago.

At the end of the 2001 first quarter, total high speed Internet subscribers reached 24,442, a 19.3% growth rate over the fourth quarter of 2000. The following table reflects high speed Internet access growth and penetration levels:


                          1st Quarter     2nd Quarter     3rd Quarter     4th Quarter    1st Quarter
                             2000*1          2000*2          2000*3          2000*3         2001*3
                          -----------     -----------     -----------     -----------    -----------
Ready for service homes     44,000          350,855         375,302         411,000         418,000
Internet subscribers           420            8,499          14,624          20,489          24,442
Penetration                   1.0%             2.4%            3.9%            5.0%            5.8%

----------------
*1  Does not include Multikabel
*2  Proforma includes Multikabel
*3  Actual

PrimaCom, through Multikabel, launched digital television services in the Netherlands in the second quarter of 2000 and in Germany the service was soft launched in the fourth quarter of 2000.

As of March 2001, PrimaCom reported digital television subscribers of 5,997, an 11% growth rate over the fourth quarter of 2000. The following table reflects the Digital Television subscriber growth and penetration:

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
                           1st Quarter     2nd Quarter     3rd Quarter     4th Quarter    1st Quarter
                             2000*1          2000*2          2000*3           2000*3         2001*3
                           -----------     -----------     -----------     -----------    -----------
Ready for service homes      44,000          350,855         375,302         411,000        418,000
Digital Television                0            1,067           2,453           5,395          5,997
Penetration                      0%             0.3%            0.7%            1.3%           1.4%

-----------------
*1 Does not include Multikabel
*2 Proforma, includes Multikabel
*3 Actual

For the first quarter of 2001, digital television subscription fees contributed approximately E218,000 to revenue.

Data communications services contributed over E626,000 to revenue in the 2001 first quarter, compared to virtually no revenues in the first quarter of 2000.

Other income, which includes e-commerce, advertising and others, reached E1.1 million for the quarter.


Financial Position

As of March 31, 2001, PrimaCom's aggregate outstanding indebtedness was approximately E765.7 million, comprised of E750.0 million of bank debt outstanding, E12.6 million of capital leases obligations, and E3.0 million of deferred purchase obligations. Adjusted EBITDA offers full interest coverage. Based on current projections, the Company continues to have a fully-funded business plan.

Paul Thomason, Speaker of the Executive Board and Chief Financial Officer, commented, "During the first quarter, PrimaCom continued to consolidate the acquisitions in both the Netherlands and Germany and recognize synergies. We also began to see the growth prospects of high speed Internet and digital television, as both products experienced double digit growth in terms of subscribers from the fourth quarter of 2000 to the first quarter of 2001. The revenue contribution from our new high speed Internet, digital television and data communications services product offerings reached E1.5 million compared to virtually nothing in the same period in 2000. The improvement in our Adjusted EBITDA margin that began in the fourth quarter of 2000 continued, and reflects the Company's efforts on all fronts.

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Mr. Thomason concluded, "We believe we continue to possess the strongest balance sheet in the sector in Europe. We maintain substantial availability under our credit facilities and continue to enjoy a fully funded business plan. On the UPC Germany front, we continue to move forward towards a shareholders meeting in August and believe that our ability to recognize synergies in both operations and build out will create substantial growth opportunities for the combined company."

In conjunction with this release, PrimaCom will host a conference call, which will be simultaneously broadcast live over the Internet. The call is scheduled for today, May 31, at:

                                5:00 PM (Germany)
                                4:00 PM (London)
                                  11:00 AM EST
                                  10:00 AM CST
                                   8:00 AM PST

Paul Thomason, Speaker of the Executive Board and Chief Financial Officer, and Hans Wolfert, Chief Corporate Development Officer will host the call.

Listeners can access the conference call live over the Internet at http://www.streetfusion.com, or through a link in the international visitors section of the Company's web site at http://www.primacom.de. Please allow 15 minutes prior to the call to visit the sites to download and install any necessary audio software. After the call has taken place, its archived version may be accessed at these web sites.

About PRIMACOM (Neuer Markt, Frankfurt, PRC ID No. 625910 and Nasdaq PCAG)

PrimaCom currently passes more than 1.8 million households and has approximately
1.3 million customers in Europe. In Germany, PrimaCom has approximately
1 million customers, making it the fourth largest private network provider. Of the 1 million subscribers approximately 11 per cent have been upgraded and are two way capable. A further 320,000 households are connected in the Netherlands; serving around 300,000 customers via an already fully upgraded cable network. PrimaCom provides customers with multi-media services via its own broadband cable network. In all, approximately one third of the PrimaCom networks have been fully upgraded to the latest broadband technology. In Leipzig, Chemnitz, Magdeburg, Aschersleben, and Naumburg PrimaCom already offers 109,500 households attractive high speed Internet accessat a flat rate via its own PrimaCom portal (www.cixity.de). Leipzig and the Netherlands are being served with approximately 80 digital TV programmes and other interactive services such as Pay-per-view TV, and this is soon to be extended to other German cities. With the introduction of digital television PrimaCom has introduced a range of interactive services that use a set-top box as a platform. PrimaCom continues to develop as a multi-media communications company.

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This press release includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom's absence of an operating history subsequent to the Multikabel Acquisition and ist transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.

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PRIMACOM  AG

                                                                         THREE MONTHS       THREE MONTHS
                                                                          MARCH, 2000     MARCH 30, 2001
                                                                             EURO 000           EURO 000
                                                                         ------------     --------------
Revenues                                                                       27,063             38,852
Operating costs and expenses:
   Operations                                                                   6,226              8,784
   Selling, general and administrative                                          5,125              9,866
   Corporate overhead                                                           4,081              3,881
   Depreciation and amortization                                               15,431             26,580
                                                                         ------------     --------------
   Total                                                                       30,863             49,111

Operating loss                                                                  3,800             10,259
Interest Expense:
   Bank debt                                                                    3,105             16,660
   Sale-leaseback                                                                 406                371
                                                                         ------------     --------------
   Total                                                                        3,511             17,031

Other income                                                                        -                205

Loss from continuing operations
  before income taxes and other items                                          (7,311)           (27,085)
Income tax (expense) benefit                                                     (221)               460
Loss from continuing operations before minority interest
  and equity earnings                                                          (7,532)           (26,625)
                                                                         ------------     --------------

Minority interest in net income of subsidiaries                                    43                 36
Equity loss in affiliate                                                            -                 64
Loss before cumulative effect of change in accounting principle
Cumulative effect of change in accounting principle                            (7,575)           (26,725)
                                                                                                    (946)
                                                                         ------------     --------------
Net loss                                                                       (7,575)           (27,671)
                                                                         ============     ==============
Loss per share basic and diluted                                                (0.38)             (1.40)
                                                                         ============     ==============
Weighted average shares                                                    19,728,552         19,752,608
                                                                         ------------     --------------
EBITDA                                                                         11,631             16,321
EBITDA-MARGIN                                                                   43.0%              42.0%
                                                                         ------------     --------------
ADJUSTED EBITDA                                                                12,592             17,164
ADJUSTED EBITDA MARGIN                                                          46.5%              44.2%